EATON & VAN WINKLE LLP
                            3 Park Avenue, 16th Floor
                              New York, N.Y. 10016

Vincent J. McGill                                                    Direct Dial
Partner                                                             212-561-3604

                                  July 9, 2008

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
100 F. Street, N.E.
Washington, D.C.  20549

      Re: China Organic Agriculture, Inc.: Commission's Comment Letter of May 28, 2008, to Amendment No. 1 to Form 10-12G Filed May 2, 2008 (File
            No.: 000-52430)

Ladies and Gentlemen:

On behalf of China Organic Agriculture, Inc. (the "Company"), we are writing in response to the above-referenced Comment Letter from the Commission's Division of Corporate Finance (H. Christopher Owings, Assistant Director) to the Company. The Company is filing herewith an amended Registration Statement on Form 10 (the "Amended Form 10") which addresses the Staff's comments. For ease of reference, each of the comments of the Staff is set forth below, together with the related response. The sections and page numbers referred to in the responses below correspond to sections and page numbers in the Amended Form 10 being filed herewith, unless otherwise noted.

      General

      1. With your next amendment please consider providing a copy of the registration statement that has been marked to show changes from the last amendment as this will greatly facilitate the staff's review of your submission.

                  A marked copy of the Amendment will be provided directly to the staff.

      2. We note your response to comment two of our letter dated March 11, 2008. Please provide us with a copy of the notice you sent to shareholders. We may have additional comments after we review your notice.

                  A copy of the notice sent to shareholders has been enclosed as Attachment 1.

Item 1. Description of Business, page 3
Recent Developments, page 4

      3. We note that you have recently purchased a vineyard in Sonoma County, California. Considering the production of wine would seem to be outside of your current business plan, elaborate upon your disclosure to explain why you made this investment and what your plans with respect to the winery and how you expect the winery to contribute to your revenues. In addition, please file the agreements that evidence this purchase as exhibit to the Form 10, though you may incorporate them by reference from the Form 10-K.

                  The initial sentence under the heading "Description of
            Business - Introduction" has been revised to indicate that the registrant intends to expands its business to other agricultural products and to other aspects of the production and distribution of agricultural products. In addition, disclosure has been added under the heading "Recent Developments" regarding the possible means of distributing the grapes grown at the Bellisimo Vineyard or wine produced from such grapes. The Agreements evidencing the purchase of the vineyard have been filed as exhibits to Registrant's Filing on Form 10 via their incorporation by reference from the Form 10-K filed for the year ended December 31, 2007.

      4. We note your response to comment 10 in our letter dated March 11, 2008. We further note that you have not filed as exhibits the documents in connection with your acquisition of the Dalian Baoshui District Huiming Trading Limited. Please ensure that all material contracts not made in the ordinary of business are filed as exhibits. See Item 601(13)(10) of Regulation S-K.

                  The letter of intent referenced in the December release was non-binding and subject to due diligence and receipt of the appropriate consents from Chinese governmental authorities. Given the customary ways of doing business in China, it is likely that there will be no definitive agreement until the parties are ready to close the transaction. At such time, if ever, that the acquisition is consummated, the registrant will file a Report on Form 8-k including the required financial statements.

Operations, page 5

      5. We note your response to comment five in our letter dated March 11, 2008. We further note your reference to your chart on page 15, the

            "2007 Production Capacity Details," which chart refers to "Songyuan ErMaPao Organic Rice Ltd." We also note your discussions of the operations of Songyuan ErMaPao Green Rice Ltd., but not to Songyuan ErMaPao Organic Rice Ltd. Please discuss here and in the appropriate places in your Form 10 your relationship with Songyuan ErMaPao Organic Rice Ltd. In this regard, please ensure that your Form 10 discusses all of your material business subsidiaries.

                  Songyuan City Ermapao Organic Rice Ltd. is not an affiliate of the Company. A footnote to this effect has been added to the chart on Page 15.

      6. We also re-issue comment five as it relates to our request that you indicate how many tons of rice that you, as compared to the local farmers you contract with, produce. We note your disclosure under "Principal Suppliers" regarding the number of tons that XinMiao Grain Depot provides. In an appropriate place in this discussion, please provide a similar explanation as to how much of the 3,500 tons of organic and 44,000 tons of green rice you as compared to the farmers produced last fiscal year.

                  The second paragraph under the heading "Agricultural
            Background of this Region" and the disclosure under the heading "Principal Suppliers" have been revised to reflect this allocation of production and sourcing.

Agricultural Background of this Region, page 5

      7. We note the revisions you have made here in response to prior comment six of our letter dated March 11, 2008. Please elaborate upon the consideration you generally offer to your farmers and the average contract length you have with them. Please also discuss, as previously requested, the capacity of your farming operations so that readers can appreciate whether your business has room to grow in volume.

                  Additional details regarding the contracts with the
            independent farmers have been added under the heading "Agricultural Background of this Region." Disclosure highlighting the fact that the registrant has reached the capacity of its 1,600 acres has been added under the headings "Principal Suppliers" and "Business Strategy."

Principal Customers, page 6

      8. It is not clear why the tabular information and, in particular, the amounts of revenue, you present here differs from that which has been presented in the table on page 12. For example, on page 6 you indicate that the total 2007 revenue from Songyuan Shunda Grain and Oil Company was $5,046,893 whereas the table on page 12 indicates that the total 2007 revenue from the same company was $4,466,270. Please revise or advise. Furthermore, throughout your document, please ensure that your references to each of your retailers is consistent; for example, here you refer to two of your customers as "Songyuan Shunda Grain and Oil Company" and "Songyuan Grain and Oil Company," whereas on page 9 you refer to these same two companies as "Songyuan Grain and Oil Company" and "Shunda Grain and Oil Company," whereas on page 12 you refer to the same two companies as "Shunda Grain and Oil" and "Grain and Oil Supply."

                  For the benefit of the staff, the information under the
            heading "Principal Customers" included amounts from grain byproducts, whereas the amounts provided under the heading "Net Sales" only included sales of green and organic rice. To eliminate the confusion, language has been added under the heading "Principal Customers," and the tabular information has been removed from page 12.

Principal Suppliers, page 6

      9. You indicate here that the purchases you made from Xinmiao Grain Depot constituted all of your purchases of organic and green rice grain from grain depots in 2007. By contrast, towards the bottom of page 3 you state that you have contracted "with several grain depots to increase [y]our supplies of new rice." Similarly, on page 7 you state that you underwent a significant expansion in your production capacity by creating supply relationships with "various grain depots..." Please revise or advise.

                  The disclosure has been revised under the headings "Principal
            Suppliers" and "Business Strategy" to indicate, in particular, that Xinmiao was the only depot from which the registrant purchased rice during 2007. The registrant intends to purchase grain from other suppliers in 2008 and has contracted with another company to process grain.

Distribution Channels, page 9

      10. We note your response to prior comment 15 of our letter dated March 11, 2008, however, the basis for the revenue amounts you disclose here continues to be unclear. For example, you provide information for Nanjing Suguo Supermarket that reflects overall revenues, which seems incongruous when compared to your introductory paragraph which states that that the revenue information you are presenting relates to sales of your product only. Also, please provide information with respect to each of your retailers similar to that which you present for Firming Foods Limited; state the date the distribution arrangement was entered into and the revenues you have generated to date, so as to give readers the ability to assess the reliability of your projections.

                  The registrant has determined to delete the projected revenue attributed to each of the distributors. For the benefit of the reader the disclosure has been expanded to include the date each agreement was entered and the revenues generated through May 31, 2008.

Employees, page 8

      11. We note your response to comment five in our letter dated March 11, 2008. Please disclose the total number of employees working for you, not the "approximate" number of employees working for you.

                  The number of employees as of the date indicated has been
            provided under the heading "Employees."

Item 2. Financial Information, page 10

Management's Discussion and Analysis or Plan of Operation, page 10

      12. We note your response to comment 19 in our letter dated March 11, 2008. We further note on page 13 in your Gross Profit discussion that you disclose that your business focus is to increase production of both green and organic rice but due to "capital, technology, environment constraints, and certain certification restrictions" it will be difficult for you expand organic rice production. Please expand your discussion to include any similar uncertainties or trends that could impact you. For example, we note your Risk Factor on page 16 concerning the challenges you anticipate in managing your future growth and the Risk Factor on page 20 concerning the volatility of the price of rice.

                  The requested discussion of further uncertainties and trends which might impact the Company has been added under the headings "Gross Profit Margin" and "Risks Associated with Rice Production."

Results of Operations, page 11

      13. Please include a discussion of the uncertainty regarding the change in PRC income tax laws disclosed in Note 5 to your consolidated financial statements and disclose the potential impact that the change in PRC income tax laws will have on your results of operations. Refer to Item 303(a)(3)(ii) of Regulation S-K.

                  A discussion of the ramifications of the change in PRC tax policy for the Company's results of operations has been added to
            Note 5 of the Notes to the Financial Statements and to the discussion under "Income from Operations and Net Income."

Consolidated Financial Statements - December 31. 2007 and 2006, page F-1

      14. We reviewed your response to comment 38 in our letter dated March 11, 2008 and the presentation of the information in your financial statements. Please address the following matters:

            o You disclose in Note 1 under the "Basis of Presentation" heading that CNOA issued 27,448,776 shares of stock in exchange for all of the outstanding shares of COA. Given the aggregate number of shares of common stock outstanding we understand that the stockholders of CNOA retained 24,100,000 shares of common stock in the merger. Please confirm to us whether our understanding is correct. If so, it appears that your financial statements should reflect 27,448,776 shares of common stock issued and outstanding at December 31, 2006 and the issuance of 24,100,000 shares of common stock for the net assets of CNOA on March 15, 2007. Please advise or revise your consolidated balance sheet and consolidated statement of stockholders' equity as appropriate.

                        The consolidated balance sheet and consolidated
                  statement of stockholders' equity have been revised in accordance with the staff's suggestion and conforming changes have been made throughout the financial statements.

            o It appears that you should compute earnings per share data for each year presented using the weighted average number of shares outstanding after giving retroactive effect to the recapitalization and presentation of the reverse merger as a period transaction as discussed above. Please advise or revise your earnings per share computations accordingly.

                        Earnings per share data have been added to the income
                  statement for each year presented in accordance with the staff's suggestion.

            o We note that common stock and total stockholders' equity presented in the consolidated statement of stockholders' equity at December 31, 2006 differ from the amounts presented in the consolidated balance sheet. Please advise or revise your consolidated balance sheet and consolidated statement of stockholders' equity as appropriate.

                        The consolidated balance sheet and income statement have
                  been revised in accordance with the staff's suggestion.

Consolidated Statements of Cash Flows, page F-6

      15. Please disclose the shareholder loan proceeds and repayment described on page 25 in cash flows from financing activities. Refer to paragraphs. 6 and 1 - 13 of SFAS 95.

                  The requested disclosure has been provided in the Statements of Cash Flows, and discussed Note 10, "Related Parties".

      16. It appears that advances due to related parties should be presented as cash flows from financing activities pursuant to paragraph 19 of SFAS 95. Please tell us why you believe your classification as cash flows from operating activities complies with GAAP or revise future filings as appropriate.

                  As suggested, the advances due to related party have been
            placed within the schedule of Cash Flows from Financing Activities.

      17. We note that the effect of exchange rate changes on cash and cash equivalents for the most recent year equals foreign currency translation adjustments included in other comprehensive income. We also note your statement of cash flow accounting policy on page F-16. Please explain to us how your accounting policy and computation of the effect of exchange rate changes on cash and cash equivalents complies with paragraph 25 of SFAS 95. Otherwise, tell us the effect of exchange rate changes on cash balances held in foreign currencies following the provisions of SFAS 95 and clarify your disclosure as appropriate.

                  The cash flow statement and the computation of the effect of exchange rate changes on cash and cash equivalents have been revised to comport with SFAS 95.

Notes to Financial Statements, page F-8

Note 1 - Organization and Summary of Significant Accounting Policies, page F-8 Basis of

Presentation, page F-8

      18. Please disclose that certain adjustments and reclassifications were made to your previously issued financial statements for the year ended December 31, 2006 to properly reflect the recapitalization and change in capital structure. The additional disclosure should include a description of the nature and amounts of the adjustments and reclassifications.

                  The requested disclosure has been presented.

Recent Accounting Pronouncements, page F-17

      19. Please include a discussion of the potential effects that adoption of SFAS 160 and SFAS 161 will have on your financial position and results of operations. Refer to SAB Topic 11:M.

                  The requested disclosure has been made under the heading
            "Recent Accounting Pronouncements."

Note 5 - Income Taxes, page F-22

      20. We reviewed your response to comment 59 in our letter dated March 11, 2008. As previously requested, please tell us and disclose the nature of taxes payable reflected in your balance sheet. Also, please revise your disclosure to clearly state that you received an exemption from payment of PRC income taxes for the years presented. In addition, given the change in PRC tax laws beginning in 2008 please tell us and disclose your consideration of recording deferred income taxes. Refer to SFAS 109 and FIN 48.

                  The requested disclosures have been made within Note 5 to the
            Financial Statements.

Note 9 - Product Mix and Major Customers, page F-24

      21. You disclose that you had only one customer who accounted for more than ten percent of revenues during the year ended December 31, 2007. However, page six lists four customers who accounted for ten percent or more of revenues. Also the names and amounts on page six differ from the disclosures in management's discussion and analysis of financial condition and results of operations on page 12. Please advise or revise your disclosures as appropriate.

                  Appropriate revisions have been made to the Notes to the
            Financial Statements. The charts on page six and twelve have been revised to be consistent. As noted above, the differences in the charts resulted from the inclusion of revenues from byproducts in the information on page six, but not the chart on page 12.

Note 10 - Related Parties, page F-25

      22. Reference is made to your disclosure regarding the shareholder loan on page 25. Please disclose the related party transactions in accordance with paragraph 2 of SFAS 57.

                  The requested disclosure has been made in Note 10.

Note 13 - Subsequent Events, page F-28

      23. Please tell us your consideration of including the financial statements of Dalian Baoshui District Huiming Trading Limited pursuant to Rule 8-04 of Regulation S-X and the pro forma financial information required by Rule 8-05 of Regulation 8X. In your response, please specifically address the conditions in paragraph
            (b) and the requirements of paragraph (c) of Rule 8-04 of Regulation S-X. Also, it appears that you should have filed a current report on Form 8-K. Please advise.

                  At the time of the announcement regarding Dalian in December 2007, there were substantial doubts as to whether the transaction would be completed and, in the estimation of the registrant, it was not more likely than not that the transaction would be consummated in the immediate future. Among the contingencies were the need to obtain consent of the appropriate governmental agencies in China, the ability to structure a transaction that would comport with Chinese regulations and completion of the registrant's due diligence. Consequently, the registrant determined that it was not appropriate to include the financial statements of Dalian in the Form 10 or its annual report on Form 10-k. As of today, this transaction has not been completed. The registrant has been advised and acknowledges that if the transaction were to be completed appropriate financial statements of Dalian will need to be filed.

      24. Given the significance of the purchase of the Bellisimo Vineyard, it appears that you should include the financial statements of the acquired business required by Rule 8-04 of Regulation S-X and the pro forma financial information required by Rule 8-05 of Regulation S-X in the filing. Please advise or revise to include the required financial statements and pro forma financial information in the filing. Additionally, please file a current report on Form 8-K under Items 2.01 and 9.01. The financial statements and pro forma information required under Item 9.01 are required to be filed no later than 75 calendar days after the acquisition date.

                  The registrant is of the belief that it need not include financial statements for the Bellisimo Vineyard for periods prior to its acquisition by the registrant. The determination to acquire the Bellisimo Vineyard was made by management on the basis of its determination of the value of the real estate and related buildings, and the potential for exporting wine from Sonoma County into China, and not the historical financial performance of the Vineyard. While the previous owner of the Vineyard had been selling grapes in bulk to other wineries, the owner did not maintain separate financial records and commingled the Vineyard's financial records with her personal records. More importantly, since it is not the registrant's plan to operate the Vineyard in the same manner as the previous owner, that is, selling grapes in bulk to other wineries, it believes that the historical financial information is not relevant.

Consolidated Financial Statements - December 31, 2006 and 2005, page F-1

      25. These audited financial statements are not required by Article 8 of Regulation S-X. Please remove them from the filing or revise the financial statements to address the comments above and in our letter dated March 11, 2008. If you choose to include these audited financial statements in the filing, please include management's discussion and analysis of financial condition and results of operations required by Item 303 of Regulation S-K.

            The financial statements referenced have been deleted.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31. 2007

      26.   Please revise to address the comments above.

                  An amendment to the Form 10-K addressing the above comments is in progress and will be filed shortly.

Item 9A. Controls and Procedures

      27. We note your statement that the Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level "except as set forth in the following sentence." Given the exceptions noted, it is unclear whether your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your Chief Executive Officer and Chief Financial Officer on the effectiveness of your disclosure controls and procedures at the reasonable assurance level. For example, if true, you can state that your disclosure controls and procedures are effective at the reasonable assurance level including consideration of the identified matters, so long as you provide appropriate disclosure explaining how your disclosure controls and procedures were determined to be effective at the reasonable assurance level in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective at the reasonable assurance level. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective at the reasonable assurance level except to the extent they are not effective.

                  In the Amendment to be filed to its Report on Form 10-K, the registrant will revise its discussion of its controls and procedures in Item 9A (T) to better describe both the weaknesses thereof, and measures it has undertaken to improve them.

      28. Please tell us why you have not provided management's annual report on internal control over financial reporting as required by Item 308(a) of Regulation S-K. If management did not perform an assessment of your internal control over financial reporting as of December 31, 2007, please tell us why. In this regard, we do not believe that you are considered a newly-public company as contemplated in SEC Release No. 33-8760: Internal Control over Financial Reporting in Exchange Act Periodic Reports of Non-Accelerated Filers and Newly Public Companies.

                  The appropriate disclosures will be contained in the Amendment to be filed by the registrant to its Report on Form 10-K.

Item 14. Principal Accounting Fees and Services. page 26

      29. Please disclose aggregate fees billed for professional services rendered by your former principal accountant for each of the last two fiscal years. Also disclose the information required by paragraphs (5) and (6) of Item 14 to the extent applicable. Refer to
            Item 14 of Form 10-K.

                  The appropriate disclosures will be contained in the Amendment to be filed by the registrant to its Report on Form 10-K.

Signatures, page 30

      30. The report should also be signed on your behalf by your principal financial officer and principal accounting officer. Please revise. Refer to general instruction D.(2)(a) of Form 10-K.

                  The Company's principal accounting officer and financial
            officer will sign the Amended Form 10-K.

Exhibits 31.1 and 31.2

      31. Please eliminate references to the titles of certifying persons and name of the company in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K. In addition, please revise the certifications to conform exactly to the certification set forth in Item 601(b)(31) of Regulation S-K. In particular, please:

            o     replace "the Company" in paragraph 1 with your name;
            o revise the introduction of paragraph 4 to move "for the registrant" to apply to both disclosure controls and procedures and internal control over financial reporting;
            o remove paragraph 4c in the certification of Mr. Guo and correct the remaining paragraph references;
            o correct the paragraph references in paragraph 4 of the certification of Mr. Xu;
            o replace "during the registrant's fiscal quarter ended December 31, 2007" with "during the registrant's most recent quarter (the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4e, which should be paragraph 4d; and
            o include the title of the certifying officers under their names in the signature section of the certifications.

                  The registrant has advised that the requested changes will be made to the Exhibits 31.1 and 31.2 to be filed with the Amendment to the registrant's report on Form 10-K.

Form 10-QSB for Fiscal Quarter Ended September 30, 2007

      32. We note your response to comment 60 in our letter dated March 11, 2008. We believe that you should amend your fiscal 2007 quarterly reports on Form 10- QSB to address the comments in our letter dated March 11, 2008 and the comments above to the extent applicable or tell us in detail why you believe that revisions are not necessary. For example, you should consider your presentation of the recapitalization/merger, presentation of earning per share data and your accounting for the warrants issued in April 2007. Please note that these examples are not a complete list matters you should consider. When you amend your periodic reports to file restated financial statements, describe the effect of the restatement on the officers' conclusions regarding the effectiveness of your disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers' conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers' conclusions.

                  The requested amended quarterly reports are in the process of being prepared and upon completion will be filed.

      Please direct your comments or questions concerning the matters discussed in this letter to me at (212) 561-3604, or fax them to me at (212) 779-9928, 9930 or 9931.

                                                           Very truly yours,


                                                           /s/ Vincent J. McGill

                                       ***

                      ATTACHMENT 1: NOTICE TO SHAREHOLDERS

                                   May 9, 2007

Dear Shareholders:

      In accordance with Section 607.0704 of the 2006 Florida Statutes, to which we are subject as a corporation organized under the laws of Florida, we are delighted to provide you with this notice regarding the written consent ("Consent") to a corporate name change given by shareholders owning greater than a majority of our issued and outstanding common stock ("Common Stock").

      Pursuant to the Consent, dated as of May 1, 2007, by shareholders owning 60.7% of our Common Stock, we were authorized to change our name to "China Organic Agriculture, Inc." from our prior name of "Industrial Electric Services, Inc." The name change became effective upon the filing of Articles of Amendment to our Articles of Incorporation with the Secretary of State of the State of Florida on Friday May 4, 2007, in respect of such name change.

      This name change was made in connection with our business focus. We are excited to be able to share this information with you as we continue to move forward in the agricultural industry as China Organic Agriculture, Inc.

                                   Very truly yours,


                                   China Organic Agriculture, Inc.
                                   (Formerly Industrial Electric Services, Inc.)